Chelsea Provides Update On South Georgina Basin Drilling Activity

CALGARY, Alberta, Aug. 7, 2014 /PRNewswire/ -- Chelsea Oil & Gas Ltd. ("Chelsea" or the "Company") (OTCQB: COGLF) is pleased to provide the following update on industry drilling activity adjacent to the Company's ATP 582 in the South Georgina Basin in Queensland and the Northern Territory, Australia.

In Queensland, Central Petroleum Limited ("Central") and Total S.A ("Total") recently announced the spudding of Whiteley-1, the first of a multi well unconventional gas exploration drilling program operated by Central, in partnership with international energy company Total. Whiteley-1 is approximately 3-5 kilometers from the eastern boundary of ATP 582 and will be a test of the thicker Lower Arthur Creek sequence within the Toko Syncline, considered by Chelsea to be the most hydrocarbon-prospective area of the South Georgina Basin. The zone is planned to be extensively logged to evaluate its hydrocarbon potential, as well as fully cored to assess reservoir properties and gas desorption. A second well to follow Whiteley-1 was also announced, being Gaudi-1, anticipated to spud mid-September and also testing the thicker Lower Arthur Creek sequence within the Toko Syncline. Central is expected to announce completion and stimulation plans in due course following completion of the drilling and coring program. Given the proximity of these wells, results from operations should provide an excellent indication of the potential of Chelsea's approximately one million acres of prospective Lower Arthur Creek strata, also within the Toko Syncline area.

In addition to the commencement of operations by Central / Total, PetroFrontier Corp. ("PetroFrontier") recently announced the completion by Statoil ASA ("Statoil") of the drilling of their optional fifth and final vertical test well to be drilled as part of their 2014 work plan on their permits immediately adjacent to ATP 582 in the Northern Territory. PetroFrontier further announced that the OzAlpha-1 and OzBeta-1 wells have been selected for completion and testing as they are reported to provide the best opportunities encountered in their five wells. These two wells, while in the Northern Territory, are the closest (approximately 50 to 60 kilometers) to ATP 582 of the five wells drilled, and are closest to the Toko Syncline wherein the prospective horizon greatly thickens and is thought by Chelsea to be the most prospective part of the South Georgina Basin.

While favorable completion results from the Statoil / PetroFrontier wells would reflect well on the Company's lands, the Central / Total wells are considered to be a better assessment of the potential of Chelsea's ATP 582, as these wells are located in the thickest and deepest part of the Toko Syncline which is held by Chelsea and Central / Total. Chelsea enjoys modest work commitments to maintain ATP 582 and is encouraged by these large capital commitments by super-majors immediately adjacent to its permit, which is expected to provide a free evaluation of Chelsea's lands.

Please refer to the attached map illustrating the approximate locations of the new wells and Chelsea's ATP 582.

About Chelsea Oil & Gas Ltd.

Chelsea is an Australian focused exploration, development and production company operating mainly 100% working interest assets comprised of 5.2 million net acres of land onshore Queensland, Australia including 6 existing oil pools and 1 gas pool with independently evaluated reserves. Further, and potentially more significantly, the Company has one million net acres, also in Queensland, with world-class resource potential in an emerging unconventional play currently being evaluated by two super-majors who have committed to invest over $A400 million in the next 3 years on immediately offsetting lands.

Chelsea is underpinned by circa 12 million gross (68,000 net) acres of royalty interest lands, including the Hornet discovery in the Cooper Basin. These interests currently generate cash flow which will increase as assets such as Hornet are developed, with no capital expenditures required to realize that revenue.

Forward Looking Statements

This press release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: the timing of Statoil and Central's drilling programme; the expected operations to be conducted by Central and Statoil; the impact of the operations of Central and Statoil on Chelsea's lands and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward looking information. Forward looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Chelsea and described in the forward looking information contained in this press release or otherwise. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, reduced commodity prices and market demand and unpredictable facilities outages; risk and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves, resources and ultimate recovery estimates, and underlying risks related to the novelty of industry and Company understanding of reservoirs of the nature of the reservoirs the Company is exploiting and plans to exploit; the new and rapidly evolving technology used to exploit those reservoirs, the uncertainty of estimates and projections relating to production, costs and expenses (which in many cases are of necessity based on extrapolations of short term performance); potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, interest rates; health, safety and environmental risks; changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld and the possibility that third parties may interfere with the Company conducting its business. The foregoing list of risk factors is not exhaustive. Forward looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward looking information should circumstances or management's estimates or opinions change, except as required by law.

In addition, certain information contained in this press release is based upon information from press releases, independent industry and other publications and websites. None of these sources have provided any form of consultation, advice or counsel regarding any aspect of, or is in any way whatsoever associated with, Chelsea. Actual outcomes may vary materially from those forecast in such press releases, reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. While the Company believes this data and information to be reliable, such data and information is subject to variations and cannot be verified with complete certainty. The Company has not independently verified any of the data or information from third party sources referred to in this press release or ascertained the underlying assumptions relied upon by such sources.

Statements contained in this press release and corporate information relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

We seek safe harbor.

CONTACT: Chelsea Oil & Gas Ltd., Jesse Meidl, +1 (403) 457 1959, info@chelseaoilandgas.com, www.chelseaoilandgas.com